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                            January 19, 2021

       William Rhind
       Chief Executive Officer and Chief Financial Officer
       GraniteShares Platinum Trust
       205 Hudson Street     7th floor
       New York, NY 10013

                                                        Re: GraniteShares
Platinum Trust
                                                            Registration
Statement on Form S-1
                                                            Filed January 11,
2021
                                                            File No. 333-252016

       Dear Mr. Rhind:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eric
Envall at (202) 551-3234 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance